

15026082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC MAIL PROCESSING
RECEIVED
APR 0 2 2015
WASH. D.C. 104

SEC FILE NUMBER

8- 44258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG Distributors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

47 Water Street
(No. and Street)

Norwalk   Connecticut   06854
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James G. Kaiser   203-354-4910
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – if individual, state last, first, middle name)

350 Bedford Street   Stamford   Connecticut   06901
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James G. Kaiser___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FMG Distributors, Inc.___, as of ___December 31,___, 20_14_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Internal Control)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS



Berkow,
Schechter
& Company LLP_____

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
FMG Distributors, Inc.
Norwalk, CT 06851

We have audited the accompanying statement of financial condition of FMG Distributors, Inc. (the "Company") as of December 31, 2014 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards established by the Public Company Accounting Oversight Board (the "PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMG Distributors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation Of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

February 23, 2015

ASSETS

Current Assets:
Cash	$	8,331
Flex Funding Account (FINRA)		1,401
Total Current Assets		9,732
TOTAL ASSETS	$	9,732

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
Accrued expenses	$	2,000
Accrued franchise tax payable		250
Total Current Liabilities		2,250

Stockholder's Equity:
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		8,000
Additional paid-in capital		15,690
Accumulated loss		(16,208)
Total Stockholder's Equity		7,482
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,732

Revenues:

Commissions	$	422
Interest income		12
Total Revenues		434

Expenses:

Marketing	2,826
Professional fees	2,000
State taxes	250
Regulatory fees	149
Total Expenses	5,225

Net loss	$	(4,791)

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Loss	Total
Stockholder's equity, beginning of year	$ 8,000	$ 9,450	$ (11,417)	$ 6,033
Contributed capital	-	6,240	-	6,240
Net loss	-	-	(4,791)	(4,791)
Dividend	-	-	-	-
Stockholder's equity, end of year	$ 8,000	$ 15,690	$ (16,208)	$ 7,482

Cash Flows From Operating Activities:	
Net loss	$ (4,791)
Increase in current assets	(1,401)
Increase in payables	750
Net Cash Used By Operating Activities	(5,442)
Cash Flows From Financing Activities:	
Capital contribution	6,240
Net Cash Provided By Financing Activities	6,240
Net Increase In Cash	798
Cash - Beginning of year	7,533
Cash - End of year	$ 8,331

Supplemental disclosure of cash flow information:
Cash paid during the year for:
    Income taxes $ -

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Accounts Receivable

Accounts receivable are shown net of a reserve for bad debts.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2015, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 23, 2015 that would require adjustment or disclosure in the financial statements.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2014.

Net capital	$6,081
Excess of net capital over requirements	$1,081
Aggregate indebtedness to net capital	.37x-1.00

Stockholder's equity	$ 7,482
Deductions	(1,401)
Net capital	6,081
Minimum net capital required	5,000
Excess of Net Capital Over Minimum Requirements	$ 1,081
Aggregate Indebtedness	$ 2,250

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2014):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 6,331
Increase in expenses	(250)
Net Capital Per Above	$ 6,081

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.


INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Stockholder
FMG Distributors, Inc.
Norwalk, CT 06851

In planning and performing our audit of the financial statements of FMG Distributors, Inc. for the year ended December 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FMG Distributors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of FMG Distributors, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 2014 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2014.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 23, 2015

10

FMG DISTRIBUTORS, INC.
SEC RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2014

FMG Distributors, Inc. has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and has met the conditions of this exemption provision, without exception, throughout the year ended December 31, 2014.

FMG Distributors, Inc.

I, James G. Kaiser, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Berkow,
Schechter
& Company LLP _____ *Certified Public Accountants*

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT REGISTERED PUBLIC ACCOUNANT'S REPORT

To the Stockholder
FMG Distributors, Inc.
Norwalk, CT 06851

We have reviewed management's statements included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) FMG Distributors, Inc. (the "Company") identified the following provision of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3: paragraph (k)(2)(i) (the "Exemption Provision") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 23, 2015

FMG DISTRIBUTORS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014